FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JANUARY 2008

OROMIN EXPLORATIONS LTD. (File #0-30614)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1.	Oromin Explorations Ltd. – Interim Consolidated Financial Statements for the period ended November 30, 2007,

2.	Oromin Explorations Ltd. – BC FORM 53-901F Material Change Report for News Release dated December 18, 2007.

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___   No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.
(Registrant)

Date: February 14, 2008	By: “Chet Idziszek”
Chet Idziszek

Its: President
(Title)

Oromin Explorations Ltd.
2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Phone: (604) 331-8772 Fax: (604) 331-8773

February 14, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:	Oromin Explorations Ltd. - (File #0-30614)
Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:	Chet Idziszek
President

Enclosures

cc:        Miller Thomson, Attn: Mr. Peter McArthur

OROMIN EXPLORATIONS LTD.

Interim Consolidated Financial Statements

Nine months ended November 30, 2007

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the interim unaudited consolidated financial statements for the period ended November 30, 2007.

Oromin Explorations Ltd.
(An exploration stage company)
Consolidated Balance Sheets as at
(Unaudited – Prepared by Management)

	November 30,	February 28, 2007
	2007	(audited)

ASSETS

Current
Cash	$26,989,975	$15,792,822
Receivables	122,105	77,067
Prepaid expenses and deposits	4,872	4,872
	27,116,952	15,874,761

Investments (Note 5)	343,225	554,679
Fixed assets	8,508	7,207
Resource properties (Note 6)	17,567,037	10,829,718
Performance bond – restricted cash	119,108	139,245
	$45,154,830	$27,405,610

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$510,222	$1,275,271
Due to joint venture	142,514	2,013,143
	652,736	3,288,414

Shareholders’ equity
Capital stock (Note 7)
Authorized
100,000,000 common shares without par
value
63,319,003 common shares
(February 28, 2007 – 50,457,878)	56,274,545	34,635,509
Contributed surplus (Note 7)	4,289,817	3,197,435
Accumulated other comprehensive loss (Note 4)	(155,728)	-
Deficit	(15,906,540)	(13,715,748)
	44,502,094	24,117,196
	$45,154,830	$27,405,610

Subsequent events (Note 12)

Oromin Explorations Ltd.
(An exploration stage company)
Consolidated Statements of Loss
(Unaudited – Prepared by Management)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	November 30,	November 30,	November 30,	November 30,
	2007	2006	2007	2006

EXPENSES
Amortization	$701	$701	$2,102	$2,432
Consulting fees	729,887	-	729,887	15,015
Filing and transfer fees	11,080	3,020	28,513	90,405
Office and rent	30,775	31,735	92,596	89,526
Professional fees	103,777	66,564	203,440	147,085
Salaries	87,907	45,092	207,263	135,053
Shareholder information	-	-	2,351	3,112
Stock-based compensation (Note 7)	282,658	2,102	582,080	572,936
Travel and public relations	135,970	-	288,362	158,391
	(1,382,755)	(210,000)	(2,136,594)	(1,152,555)

OTHER INCOME (EXPENSE)
Interest income	148,829	16,783	455,297	105,264
Foreign exchange gain (loss)	(16,623)	22,076	(101,795)	(8,564)
Writedown of investments	(38,781)	-	(395,021)	-
Gain (loss) on sale of investments	(12,679)	-	(12,679)	83,281
	80,746	38,859	(54,198)	179,981

Loss for the period	(1,302,009)	(171,141)	(2,190,792)	(972,574)

Other comprehensive gain (loss)
Unrealized gain (loss) on securities
Held for sale (Notes 4 and 5)	(107,812)	-	(155,728)	-

Total comprehensive loss for the period	$(1,409,821)	$(171,141)	$(2,346,520)	$(972,574)

Basic and diluted loss per common share	$(0.02)	$(0.00)	$(0.04)	$(0.02)

Weighted average number of shares
outstanding	55,289,265	40,782,470	54,342,831	40,699,582

Oromin Explorations Ltd.
(An exploration stage company)
Interim Consolidated Financial Statements
(Unaudited – Prepared by Management)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	November 30,	November 30,	November 30,	November 30,
	2007	2006	2007	2006

STATEMENT OF DEFICIT
Balance, beginning of period	$14,604,531	$12,715,298	$13,715,748	$11,913,865
Net loss for the period	1,302,009	171,141	2,190,792	972,574

Balance, end of period	$15,906,540	$12,886,439	$15,906,540	$12,886,439

STATEMENT OF ACCUMULATED OTHER
COMPREHENSIVE INCOME (LOSS)
Balance, beginning of period	$(47,916)	$-	$-	$-
Unrealized gain (loss) on securities
held for sale	(107,812)	-	(155,728)	-
	$(155,728)	$-	$(155,728)	$-

Oromin Explorations Ltd.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	November 30,	November 30,	November 30,	November 30,
	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(1,302,009)	$(171,141)	$(2,190,792)	$(972,574)
Items not affecting cash
Amortization	701	701	2,102	2,432
Foreign exchange (gain) loss	-	(4,072)	-	(408)
Stock-based compensation	282,658	-	582,080	572,936
Loss (gain) on sale of investments	12,679	-	12,679	(83,281)
Writedown of investments	38,781	-	395,021	-
Receivables	(20,768)	706	(45,038)	11,623
Accounts payable and accrued liabilities	446,245	69,246	403,203	81,633
	(541,713)	(104,550)	(840,745)	(387,639)

CASH FLOWS FROM FINANCING ACTIVITY
Capital stock issued for cash	17,619,653	32,424	22,149,338	115,674
Change in amounts due to joint
venture	(1,403,344)	-	(1,870,629)	-
Deferred share issue costs	-	(35,081)	-	(35,081)
	16,216,309	(2,657)	20,278,709	80,593

CASH FLOWS FROM INVESTING ACTIVITY
Expenditures on resource properties	(2,739,623)	(2,347,767)	(8,256,785)	(6,130,564)
Recoveries on resource properties	-	913,888	-	913,188
Proceeds from sale of investments
held for trading	19,377	-	19,377	228,654
Purchase of equipment	(3,403)	-	(3,403)	(2,176)
	(2,723,649)	(1,434,579)	(8,240,811)	(4,990,898)

Change in cash	12,950,947	(1,541,786)	11,197,153	(5,297,944)

Cash – beginning of period	14,039,028	2,699,433	15,792,822	6,455,591

Cash – end of period	$26,989,975	$1,157,647	$26,989,975	$1,157,647

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to The Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended November 30, 2007

1.	NATURE OF OPERATIONS

The Company is in the business of exploring its resource properties. The Company’s current oil and gas and mineral exploration activities are in the pre-production stage. Consequently, the Company considers itself to be an exploration stage Company. The recoverability of the Company’s investments in resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

2.	INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim unaudited consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended February 28, 2007.

3.	SIGNIFICANT ACCOUNTING POLICIES

With the exception of the adoption of new accounting standards described in Note 4, these interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company.

4.	CHANGE IN ACCOUNTING POLICIES

Effective March 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accounts (“CICA”) relating to financial instruments. As permitted by the new standards, these have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in “other comprehensive income” until it is considered appropriate to be recognized in net earnings. This standard requires the presentation of comprehensive income, and its components, in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a statement of comprehensive income (loss) and includes the account “accumulated other comprehensive income (loss)” in the shareholders’ equity section of the balance sheet.

(b)	Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

Financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. Any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to March 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to The Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended November 30, 2007

4.	CHANGE IN ACCOUNTING POLICIES (continued)

(b)	Financial Instruments (continued)

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

(i)	Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

(ii)	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

(iii)	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

(iv)	All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

(i)	Its holdings of shares of Surge Global Energy Inc. are classified as held-for-trading securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses charged to gain or loss for the period.

(ii)	Its holdings of shares of Lund Gold Ltd. are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

(c)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

5.	INVESTMENTS

The Company’s investments consist of (a) 750,000 shares of Surge Global Energy Inc. (“Surge”) with a quoted market value at November 30, 2007 of US$ 0.17 per share translated as $127,602 in the aggregate; the Company classifies these shares as held for trading, and accordingly all gains and losses in fair value are charged to gain or loss for the period; and (b) 1,197,906 shares of Lund Gold Ltd. (“Lund”) with a quoted market value at November 30, 2007 of $0.18 per share or $215,623 in the aggregate; the Company classifies these shares as available for sale, and accordingly revaluation gains and losses in fair value are included in other comprehensive income or loss for the period until the asset is removed from the balance sheet. During the period the Company recognized a loss in fair value attributable to the shares of Surge totaling $395,021 charged to other income (expense), and a loss in fair value attributable to the shares of Lund totaling $155,728 charged to other comprehensive loss. The Company also sold 144,500 shares of Surge during the period for proceeds of $19,377 and realized a loss of $12,679 charged to other income (expense).

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to The Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended November 30, 2007

6.	RESOURCE PROPERTIES

	Santa Rosa	Sabodala,	Carneirinho,	Total
	Argentina	Senegal	Brazil

Balance, February 28, 2007	$1,065,300	$9,511,957	$252,461	$10,829,718

Acquisition costs	-	-	118,891	118,891
Camp operation	-	1,183,875	-	1,183,875
Contractors and
geological staff	123,281	772,692	-	895,973
Drilling	-	3,375,128	-	3,375,128
Exploration office	-	204,470	-	204,470
Land and legal	3,909	80,891	-	84,800
Sample analysis	-	879,509	-	879,509
Social programs	-	217,948	-	217,948
Travel and
accommodation	93,715	207,923	-	301,638
Cost recovery	(153,561)	-	-	(153,561)
	67,344	6,922,436	118,891	7,108,671
Proceeds of sale - Note 5(c)	-	-	(371,352)	(371,352)

Balance, November 30, 2007	$1,132,644	$16,434,393	$-	$17,567,037

a)	Santa Rosa oil and gas project, Argentina

The Company’s subsidiary Exploraciones Oromin, S.A. (“Oromin S.A.”), holds an approved bid to acquire a 100% interest in certain oil and gas exploration rights in the Province of Mendoza in central Argentina (the “Santa Rosa Property”). The exploration rights will remain in effect for a period of six years from the date of formal acceptance by government authorities and will be converted into exploitation rights for a further period of 25 years if commercial quantities of hydrocarbons are discovered. The Company has yet to receive formal title to the Santa Rosa Property and the formal acceptance of its exploration rights by government authorities has yet to occur. When title is received, the Company will have to post a minimum US$600,000 performance bond.

Pursuant to an agreement dating from 2002 as amended through 2005, a third-party corporation holds a 17.52% effective interest in the Santa Rosa Property. A director of the Company served as a director of the third-party company from August 2002 until April 2007.

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Ottoman Energy Ltd. (“Ottoman”) whereby Ottoman can acquire up to a 41.24% interest in the Santa Rosa Property by spending up to US$2,297,381 on exploration and development. The LOI is subject to a number of conditions that must be fulfilled or waived by December 31, 2008, including completion of legal and financial due diligence to Ottoman’s satisfaction, issuance of formal title to the Santa Rosa Property and the settlement and execution of a joint venture agreement.

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to The Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended November 30, 2007

6.	RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

b)	Sabodala gold project, Senegal

In October 2004, the Company was awarded an exploration concession in Senegal known as the Sabodala Project. The concession grants the Company the sole right to acquire a 100% interest in the project. The Sabodala Project is held by Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company incorporated in Panama. The Company provides exploration and management services to OJVG. To acquire its interest in the Sabodala Property, OJVG was required to spend at least US$8 million on exploration of the Sabodala Project by April 2007. This condition was met in October 2006.

OJVG was incorporated in August 2006 in anticipation of the completion of the US$8 million expenditure obligation, and in December 2006 SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the Sabodala Project. Under the terms of a prior agreement which has been superseded by the establishment of OJVG, Bendon provided the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. Following the completion of the US$8 million obligation in October 2006, SHL and Bendon are required to fund further exploration and related costs of the Sabodala Project equally; Badr has a free carried interest through the commencement of production. During the period ended November 30, 2007, the joint venture incurred total exploration and related costs of $13,844,872 of which Oromin’s proportionate share is $6,922,436.

c)	Carneirinho gold project, Brazil

During the period the Company sold its interest in this project to Lund Gold Ltd. (“Lund”), a company related by way of common directors, for 1,197,906 shares of Lund issued at the price of $0.31 per share for the aggregate value $371,352. This amount was the Company’s cost in the project through the date of sale.

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of		Contributed
	Shares	Amount	Surplus

Authorized
100,000,000 common shares without par value

Balance as at February 28, 2007	50,457,878	$34,635,509	$3,197,435
For cash – private placement net of issue
costs	7,200,000	16,574,140
For cash on exercise of warrants	5,451,125	5,519,698
For cash on exercise of stock
options	210,000	55,500
Transfer from contributed surplus
on exercise of stock options		35,519	(35,519)
Stock-based compensation		-	582,080
Issue of agents’ compensation warrants		(545,821)	545,821

Balance as at November 30, 2007	63,319,003	$56,274,545	$4,289,817

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to The Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended November 30, 2007

8.	STOCK OPTIONS

As at November 30, 2007, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

100,000	$ 1.77	July 1, 2008
625,000	0.25	January 22, 2009
225,000	0.25	March 3, 2009
100,000	2.60	July 1, 2009
75,000	2.79	September 26, 2009
75,000	0.40	June 1, 2010
89,000	0.35	July 12, 2010
300,000	0.70	September 15, 2010
100,000	0.80	November 22, 2010
1,660,000	1.90	February 15, 2011
70,000	2.02	April 21, 2011
100,000	2.13	May 4, 2011
70,000	2.04	January 9, 2012
200,000	2.80	April 20, 2012
85,000	2.91	May 8, 2012
100,000	2.91	May 9, 2012

3,974,000

The total fair value of stock options granted and vested during the current period was $582,080 which has been recorded in the results of operations.

The following assumptions were used for the Black-Scholes valuation of options granted and vested during the period.

Risk-free interest rate	4.31% to 4.33%
Expected life	5 years
Annualized volatility	82.1% to 83.3%
Dividend rate	0%

9.	WARRANTS

As at November 30, 2007, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

1,388,887	0.45	February 1, 2008
551,625	1.65	December 7, 2008
4,403,150	2.20	* December 7, 2008
540,000	2.75	November 15, 2009
2,700,000	3.30	* November 15, 2009

9,583,662

* These warrants are subject to forced conversion provisions. See also Note 12.

Oromin Explorations Ltd.
(An Exploration Stage Company)
Notes to The Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the nine months ended November 30, 2007

10.	RELATED PARTY TRANSACTIONS

	2007	2006

Office and rent	$39,690	$39,690
Professional and consulting fees	238,100	267,084
Salaries	117,408	106,735

Professional and consulting fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Included in accounts payable and accrued liabilities at November 30, 2007 is $63,253 (February 28, 2007 -$47,683) due to directors and a company with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.	SEGMENTED INFORMATION

The Company has one operating segment, the exploration of resource properties. The Company’s equipment and resource properties are located in the following geographic areas:

	November 30, 2007	February 28, 2007

Senegal	$16,434,393	$9,511,957
Argentina	1,132,644	1,065,300
Brazil	-	252,461
Canada	8,508	7,207

	$17,575,545	$10,836,925

12.	SUBSEQUENT EVENTS

The following occurred subsequent to November 30, 2007:

The 1,388,887 warrants exercisable at $0.45 were all exercised prior to the expiry date February 1, 2008.

OROMIN EXPLORATIONS LTD.
Management Discussion and Analysis
Form 51-102F1
Nine months ended November 30, 2007

Oromin Explorations Ltd.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED NOVEMBER 30, 2007

Introductory Comment and Overview

Oromin Explorations Ltd. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “OLE”. The Company is in the business of exploring its resource properties located in Senegal, West Africa and in Argentina, with the aim of developing them to a stage where they can be exploited at a profit. The Company does not have any producing properties and its current operations are exploratory searches for minerals or hydrocarbons. During the period ended November 30, 2007, the Company was primarily engaged in the exploration of its Sabodala Gold Project in Senegal and in advancing the permitting process for its Santa Rosa oil and gas concessions in the Province of Mendoza, Argentina.

This MD&A is dated January 29, 2008 and discloses specified information up to that date. Oromin is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer from time to time to “Oromin”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Oromin Explorations Ltd. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this report.

Additional information related to the Company is available on SEDAR at www.sedar.com.

Overall Performance

The following is a summary of significant events and transactions during the period ended November 30, 2007:

1.	We continued our exploration of the Sabodala Gold Project, with our joint venture partners, continuing and expanding an extensive program of mechanized trenching and reverse circulation and diamond drilling. We added a total of $6.9 million to our exploration investment in the Sabodala project during the first three quarters, a rate which we expect to continue. News releases issued July 11, July 30, September 7 and December 18, 2007 describe significant drilling results and other progress at the Golouma West, Golouma Northwest, Golouma South, Masato, and Sekota gold targets. Total joint venture expenditures managed by Oromin were approximately $13.8 million of which Oromin’s share was $6.9 million.

2.	In November we completed a financing with both a brokered and a non-brokered component which generated new cash proceeds of $16.6 million net of share issue costs. Such proceeds, added to our existing cash resources, provided a highly robust financial position to fund the Sabodala Gold Project and our anticipated exploratory well drilling program at Santa Rosa.

3.	As set out in Note 7 we also generated an additional $5.6 million in cash proceeds on the exercise of share purchase warrants and stock options.

4.	We completed the sale of our 50 per cent interest in the Carneirinho gold project in Brazil to Lund Gold Ltd., a related company, receiving 1,197,906 shares of Lund. In July 2007 Lund announced the commencement of its initial drill program on this project and in November disclosed encouraging results from the initial 1,155 metre drill program on the first of six established targets to be explored.

5.	As cited in our previous MD & A for our year end, our activities towards drilling initial wells on the Santa Rosa oil and gas project in Argentina continue, consisting principally of conforming to requirements and timelines arising from the passing of jurisdiction over this project from the federal government of Argentina to the government of the Province of Mendoza. This resulted in an unexpected deferral of permitting approvals. As of the date of this report, we believe the permitting process with Mendoza provincial authorities continues to advance and that we may expect to spud our first wells by the first or second quarter of our next fiscal year.

Outlook

In the near term, we will continue our exploration activities on the Sabodala Gold Project and the Santa Rosa oil and gas project. We have no material commitments for capital expenditures at the end of our most recent fiscal period, but intend to incur significant additional exploration expenditures on our currently held properties during the fiscal year currently in progress and subsequently. In addition, Oromin reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, we could, in the future, acquire additional oil and gas or mineral exploration properties. None of our resource properties are in production and therefore do not produce any income.

Results of Operations

Oromin’s management believes that the most relevant measures of the results of operations for an exploration stage company are found in the statement of cash flows.

Our statement of cash flows continues to portray a well-developed ability to access the capital markets and otherwise manage our financial assets. It also demonstrates our and the joint venture’s continuing commitment to aggressive programs of resource project expenditure, which is after all the business Oromin is in as a development stage company.

Net of the very large but non-cash item stock-based compensation, our expenses for the period ended November 30, 2007 were approximately $1.5 million, up from approximately $0.6 million in the preceding year. The significant variances continued to occur in increased professional fees, salaries and travel and public relations costs, consistent with our levels of financing and project expenditures. In addition, consulting fees included a large corporate services fee paid to our joint venture partner for strategic advice about the Company, its Sabodala project, potential debt and equity financing, health, education, cultural and social development programs in Senegal and relationships with nongovernmental organizations.

Interest earnings increased notably in 2007 upon the investment of greater balances of financing proceeds.

Summary of Quarterly Results

	Three Months Ended November 30, 2007	Three Months Ended August 31, 2007	Three Months Ended May 31, 2007	Three Months Ended February 28, 2007	Three Months Ended November 30, 2006	Three Months Ended August 31, 2006	Three Months Ended May 31, 2006	Three Months Ended February 28, 2006
Total assets	$45,154,830	$29,919,523	$29,535,410	$27,405,610	$11,706,587	$11,099,325	$11,149,976	$11,268,010
Resource properties and deferred costs	17,567,037	15,120,881	13,206,938	10,829,718	8,941,412	6,999,391	4,951,446	2,546,859
Working capital (deficiency)	26.464.216	12,235,318	14,073,513	12,586,347	(83,302)	2,035,888	4,008,414	6,485,075
Shareholders’ equity	44,502.094	28,009,604	28,132,643	24,117,196	10,266,882	10,405,499	10,475,810	10,550,846
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net loss	(1,302,009)	(209,777)	(679,006)	(829,309)	(171,141)	(172,906)	(628,527)	(2,283,828)
Earnings (loss) per share	(0.02)	(0.00)	(0.02)	(0.02)	(0.00)	(0.00)	(0.02)	(0.07)

Discussion

The operating results of exploration stage resource companies are capable of demonstrating wide variations from period to period. There are numerous reasons for this, but they include such things as widely varying levels of activity depending on the state of the capital markets and upon the company’s number of projects; the nature, size and timing of exploration programs depending on availability of funds, property location, seasonal factors and the number of exploration stages which have taken place on properties; costs of properties abandoned or otherwise disposed of being charged to operations; levels of staffing and whether this consists of employed or contract personnel; the degree of professional services required to carry out such matters as property transactions or corporate finance; the resources applied to investor relations programs; and the amounts recognized as stock-based compensation expense upon the vesting of stock option grants. Other than the factors leading to increased managerial and administrative costs already discussed, management of Oromin does not believe that meaningful information about the Company’s operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the financial statements. Significant changes in the financial data from 2005 to 2007 can be attributed to expenditures on our Sabodala Project in Senegal and the Santa Rosa property in Argentina, the sale of share capital, and stock-based compensation costs.

Liquidity

Oromin does not currently have an interest in any producing resource. Our exploration activities have been funded through sales of common shares, and we expect that we will continue to be able to utilize this source of financing until Oromin develops cash flow from its operations. There can be no assurance, however, that we will be able to obtain required financing in the future on acceptable terms, or at all. In the near term, Oromin plans to continue its exploration activities on the Sabodala Gold Project and the Santa Rosa targets.

Based on our existing working capital, Oromin does not require additional financing for the Sabodala Project and our share of the planned Sabodala exploration programs during the current fiscal year, nor for the Santa Rosa Property if we are able to proceed with drilling during the current or following fiscal year.

Capital Resources

During the period ended November 30, 2007, the Company issued a total of 12,861,125 shares as set out in Note 7 to the financial statement for net cash proceeds of $22,149,338. This continues to demonstrate the financial support available from our investors. We ended the period with very substantial cash resources and working capital.

The Company has sufficient funds to meet its anticipated general and administrative expenses and to carry on its proposed or anticipated exploration programs for the Sabodala Project and the Santa Rosa Property for the balance of the fiscal year currently under way, and further.

Related Party Transactions

During the period ended November 30, 2007, the Company incurred professional fees of $238,100 with directors and companies controlled by directors. These payments were comprised of $172,900 accrued or paid to a director of the Company and to a company controlled by a director of the Company for geological consulting services, and $65,200 accrued or paid for legal services to a law practice controlled by a director and officer of the Company. The Company also paid salary and benefits of $117,408 to its Chief Executive Officer and incurred office and rent costs of $39,690 with a company related by way of common directors. At November 30, 2007, accounts payable includes $63,253 due to related parties as a result of the services described.

These transactions are in the normal course of operations, are settled in normal payment cycles, and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Changes in Accounting Policies

As described in Note 4 to the financial statements, the Company adopted certain new accounting standards mandated by generally accepted accounting principles in Canada effective with the commencement of the new fiscal year. The standards have to do with the concepts of comprehensive income, the recognition and measurement of financial instruments, and hedging relationships. The principal effect is the addition of the category “accumulated other comprehensive income” to the shareholders’ equity section of the balance sheet, the presentation of other comprehensive gains and losses in the statement of loss, and the presentation of a new statement of accumulated and other comprehensive income or loss. For the first three fiscal quarters, Oromin reported as other comprehensive loss the amount of $155,728 in respect of an unrealized loss on our holding of shares in Lund Gold Ltd. acquired on the sale of our interest in the Carneirinho project. We classify these shares as “available for sale” and account for unrealized gains and losses accordingly. Our shares in Surge Global Energy Inc., which we have held for some time, are classified as “held for trading”; accordingly, gains and losses are charged to the statement of income whether realized or not. This is effectively the same basis of accounting for changes in value of the Surge shares as in prior periods.

Financial Instruments

Oromin’s financial instruments consist of cash, receivables, investments, performance bond, accounts payable, and amounts due from or to the Sabodala joint venture. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest or credit risks arising from these financial instruments. Because of generally short maturities, the fair values of these financial instruments are approximately equal to their carrying values, unless otherwise noted. The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations, nor is it a party to any other hedging relationships.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

Our expenditures by project and by cost centre are set out in detail in Note 6 to the financial statements. As in other recent quarters, it is evident that the Sabodala Gold Project has been our principal focus. The application of costs at Sabodala during fiscal 2007 and the current fiscal year reflects a vigorous and advancing stage of exploration, with an active camp supporting a large technical effort with major expenditures both on reverse circulation and on core drilling, on trenching and on related sample analysis. As set out in Note 6 to the financial statements, during the period ended November 30, 2007 the Company added $6.9 million to its investment in the Sabodala project, of which $6.2 million was expended on geological staff and contractors, trenching and drilling, assaying and camp operations.

The principal outlays incurred for the Santa Rosa project were ongoing geological costs, together with related travel, consistent with our seeking governmental acceptance of our drilling plans and programs.

Disclosure of Outstanding Share Data

The authorized share capital of the Company is 100,000,000 common shares of which 63,319,003 were outstanding at November 30, 2007 and the most recent month end.

As at the date hereof, incentive stock options outstanding are as set out in Note 8, which provides a schedule of 3,974,000 stock options expiring between July 1, 2008 and May 9, 2012 at prices ranging from $0.25 to $2.91.

As at November 30, 2007 and the most recent month end, the Company has the following warrants outstanding for the purchase of common shares:

Number of Warrants	Exercise Price	Expiry Date

1,388,887	$0.45	February 1, 2008(1)
4,403,150	$2.20	December 7, 2008(2)
551,625	$1.65	December 7, 2008
540,000	$2.75	November 15, 2009
2,700,000	$3.30	November 15, 2009(2)
8,086,656

(1)	These warrants have subsequently been exercised prior to the expiry date.

(2)	These warrants are subject to forced conversion provisions if trading prices reach certain specified levels.

Vancouver, British Columbia	January 29, 2008

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, with limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

Form 52-109F2 – Certification of Interim Filings

I, Chet Idziszek, President of Oromin Explorations Ltd. and performing similar functions to that of a Chief Executive Officer, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Oromin Explorations Ltd. (the “issuer”) for the interim period ending November 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: January 29, 2008

“Chet Idziszek”
Chet Idziszek
President

Form 52-109F2 – Certification of Interim Filings

I, Ian Brown, Chief Financial Officer of Oromin Explorations Ltd. certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended November 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: January 29, 2008

“Ian Brown”
Ian Brown
Chief Financial Officer

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:	If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.	Reporting Issuer
Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9
Item 2.	Date of Material Change
January 31, 2008
Item 3.	Press Release
December 18, 2007, Vancouver, B.C.
Item 4.	Summary of Material Change
Progress report on exploration of the Issuer’s Sabodala Property.
Item 5.	Full Description of Material Change
See attached news release.
Item 6.	Reliance on Section 85(2) of the Act
Not applicable

Item 7.	Omitted Information
There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.
Item 8.	Senior Officers
Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772
Item 9.	Statement of Senior Officer
The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 31st day of January, 2008.

OROMIN EXPLORATIONS LTD.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

December 18, 2007	Trading Symbol: TSX Venture – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

EXCELLENT DRILL RESULTS AT
GOLOUMA WEST, GOLOUMA SOUTH AND MASATO GOLD DEPOSITS
ADD TO LATERAL AND DEPTH EXPANSION

HIGHLIGHTS

  AT MASATO DH-131 INTERSECTS A 20 METRE MINERALIZED ZONE INCLUDING 3.22 G/T GOLD OVER 5 METRES, FOLLOWED BY 3,945.50 G/T GOLD OVER 1 METRE (VISIBLE GOLD OBSERVED) AND THEN 3.56 G/T GOLD OVER 14 METRES
  AT GOLOUMA SOUTH DH-150 INTERSECTS THE DEEPEST MINERALIZATION TO-DATE; 9.05 G/T GOLD OVER 8 METRES AND 5.08 G/T GOLD OVER 19 METRES
  AT GOLOUMA WEST DH-156 INTERSECTS THREE MINERALIZED ZONES; 45.03 G/T GOLD OVER 5 METRES, 11.29 G/T GOLD OVER 10 METRES AND 7.77 G/T GOLD OVER 7 METRES.

Oromin Explorations Ltd. (“Oromin”) is pleased to announce additional results from the ongoing step-out and in-fill drilling program at the Golouma West, Golouma South and Masato Gold Deposits.

Oromin’s 2007 and 2008 advanced exploration programs are focused on resource delineation of its Sabodala Gold Project’s numerous gold zones and gold deposits. More than 75,000 metres of drilling is planned in advance of the Project’s initial resource estimate scheduled for April 2008. Results from the ongoing property-wide exploration program continue to support Oromin’s model of multiple gold deposits within the Sabodala Project. Please refer to general maps displayed under “investor info/articles and reports” on Oromin’s website and Oromin’s previous news releases for additional project information.

GOLOUMA WEST GOLD DEPOSIT

The Golouma West Gold Deposit has now been traced over 1,500 metres on surface, to over 300 metres at depth and remains open in all directions. Oromin is drilling this deposit on 40-metre, and locally, 20-metre centres using both reverse circulation and diamond core rigs.

Newly drilled mineralized intersections are listed in the attached schedule; some of the most significant are:

  12 metres of 8.74 g/t gold from 49 metres in DH-132
  6 metres of 10.08 g/t gold from 37 metres in DH-145
  8 metres of 3.54 g/t gold from 57 metres in DH-147
  16 metres of 2.11 g/t/gold from 301 metres in DH-149
  13 metres of 6.07 g/t gold from 82 metres in DH-152
  10 metres of 6.91 g/t gold from 128 metres in DH-154
  5 metres of 45.03 g/t gold from 17 metres, 10 metres of 11.29 g/t gold from 142 metres and 7 metres of 7.77 g/t gold from 165 metres in DH-156
  7 metres of 25.58 g/t gold from 138 metres in DH-157
  7metres of 13.41 g/t gold from 31 metres in DH-161
  7 metres of 6.51 g/t gold from 71 metres in DH-163
  17 metres of 3.36 g/t gold from 166 metres in DH-165
  18 metres of 4.80 g/t gold from 238 metres in DH-168

GOLOUMA SOUTH GOLD DEPOSIT

The Golouma South Gold Deposit has now been traced over 1,000 metres on surface, to 220 metres depth and remains open in all directions. Oromin is drilling this deposit on 40-metre, and locally, 20-metre centres using both reverse circulation and diamond core rigs.

Newly drilled mineralized intersections are listed on the attached schedule; some of the most significant are:

  7 metres of 7.12 g/t gold from 44 metres in DH-138
  10 metres of 3.70 g/t gold from 15 metres in DH-140
  8 metres of 9.08 g/t gold from 192 metres and 19 metres of 5.08 g/t gold from 229 metres in DH-150

MASATO GOLD DEPOSIT

The Masato Gold Deposit is coincident with a strong gold-in-soil geochemical anomaly 2.6 kilometres in length by up to 1.2 kilometres in width. Oromin’s Masato Gold Deposit is located 1.2 kilometres due east of the 1.9 million ounce Sabodala Gold Deposit that is being readied for production by Mineral Deposits Ltd. (see Mineral Deposits Ltd. August 16, 2007 news release).

The Masato geochemical anomaly is also coincident with three extensive NE-trending, linear IP changeability anomalies of which only the westernmost has been drilled to date. Oromin has recently initiated in-fill drilling at 40-metre centres over portions of this large mineralized zone using both reverse circulation and diamond core rigs.

Newly drilled mineralized intersections are listed in the attached schedule; some of the most significant are:

  5 metres of 3.22 g/t gold from 58 metres, 1 metre of 3,945.50 g/t gold from 63 metres (visible gold observed) and 14 metres of 3.56 g/t gold from 64 metres in DH-131
  7 metres of 3.95 g/t gold from 53 metres in DH-135
  4 metres of 3.57 g/t gold from 73 metres in DH-141

Oromin’s 2007 field program has concluded for the Christmas break with field activities scheduled to re-start in early January, 2008. An additional fifteen core holes and forty reverse circulation holes were completed in 2007 for which assays are pending.

Fieldwork was carried out under the supervision of Gerald McArthur, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, who has also verified the data disclosed in this news release. TSL Laboratories in Saskatoon, Saskatchewan carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

Chet Idizszek
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

SCHEDULE

Oromin Explorations Ltd. Golouma West Gold Deposit Mineralization Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-132	640W	3624N/4417E	195/-65	22-25 49-61 Incl.56-57	3 12 1	12.8 8.74 58.57
DH-134*	680W	3760N/4407E	100/-70	62-65	3	3.38
DH-147	400W	3551N/4653E	015/-60	57-65 102-104 106-120	8 2 14	3.54 2.51 1.78
DH-149	760W	3512N/4263E	015/-60	301-317 321-326	16 5	2.11 3.05
DH-151	280W	3401N/4736E	015/-60	140-144	4	1.38
DH-152	280W	3437N/4746E	015/-60	82-95 Incl.90-91	13 1	6.07 46.33
DH-153*	720W	3690N/4348E	100/-55	100-106 Incl.100-102	6 2	10.08 20.87
DH-154*	720W	3690N/4348E	100/-80	128-138 Incl.131-133	10 2	6.91 19.69
DH-155	320W	3548N/4738E	015/-60	65-70 Incl.68-69 98-100 107-109 108-109	5 1 2 2 1	3.22 11.04 6.36 7.97 15.05
DH-156	320W	3500N/4721E	015/-60	0-4 17-22 Incl.20-21 115-117 142-152 Incl.148-149 165-172 Incl.169-170	4 5 1 2 10 1 7 1	2.39 45.03 216.8 3.30 11.29 49.35 7.77 34.40
DH-157	320W	3420N/4699E	015/-60	114-115 138-145 Incl.139-140	1 7 1	42.35 25.58 171.9
DH-158*	680W	3683N/4387E	100/-60	66-69	3	2.02
DH-159*	720W	3726N/4362E	100/-55	106-114	8	1.11
DH-160	320W	3582N/4746E	015/-50	1-8	7	3.01
DH-161	280W	3608N/4795E	195/-60	17-23 31-38 Incl.35-37	6 7 2	1.83 13.41 30.42
DH-162*	720W	3727N/4360E	100/-80	140-144 Incl.142-144	4 2	15.65 25.31
DH-163	280W	3642N/4804E	195/-60	71-78 Incl.77-78 81-87	7 1 6	6.51 18.38 2.34
DH-164*	640W	3713N/4439E	100/-60	33-35	2	2.60

Oromin Explorations Ltd. Golouma West Gold Deposit Mineralization Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-165	400W	3511N/4641E	015/-60	129-134 144-148 150-154 166-183	5 4 4 17	1.71 2.02 2.03 3.36
DH-166	200W	3353N/4811E	015/-60	135-141	6	2.84
DH-167	160W	3341N/4849E	015/-60	108-111 120-133 173-174	3 13 1	1.71 2.63 14.4
DH-168	240W	3288N/4755E	015/-60	238-256 Incl.254-256	18 2	4.80 18.83
DH-169	480W	3420N/4535E	015/-60	Results pending
DH-170*	680W	3807N/4409E	100/-50	44-47	3	3.58
DH-RC85EXT	520W	3520N/4520E	015/-60	213-216	3	1.09
DH-RC87EXT	520W	3477N/4503E	015/-60	266-270	4	2.57
DH-RC93EXT	640W	3417N/4440E	015/-60	171-189	18	1.79

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

* These holes test the North-South trending mineralized zone which intersects and merges with the East-West trending mineralized zones of the Golouma West Deposit, as shown on the location maps on Oromin’s website.

SCHEDULE

Oromin Explorations Ltd. Golouma South Gold Deposit Mineralization Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-138	095S	3031N/5130E	115/-55	44-51 73-46 79-82	7 3 3	7.12 3.13 2.23
DH-139	075S	3050N/5150E	115/-60	53-54 61-66 89-93	1 5 4	9.19 4.08 4.01
DH-140	200S	2916N/5138E	115/-55	0-11	11	1.87
DH-143	130S	2992N/5159E	115/-45	15-25	10	3.70
DH-144	050S	3071N/5158E	115/-60	48-53 Incl. 51-53 99-102	5 2 3	8.03 16.40 2.48
DH-145	050S	3061N/5180E	110/-55	7-12 37-43 Incl.37-40	5 6 3	2.91 10.08 17.52
DH-148	095S	3075N/5003E	110/-60	218-222	4	3.57
DH-150	130S	3048N/4990E	110/-60	69-70 192-200 Incl.197-198 219-223 229-248	1 8 1 4 19	10.22 9.05 47.84 2.00 5.08

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

SCHEDULE

Oromin Explorations Ltd. Masato Gold Deposit Mineralization Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-131*	180N	9660N/4585E	110/-45	31-43 49-54 58-63 63-64 64-78	12 5 5 1 14	1.77 2.32 3.22 3,945.50 3.56
DH-135	180N	9660N/4585E	110/-65	53-60 Incl.56-57 65-67 95-99	7 1 2 4	3.95 16.46 1.66 1.76
DH-136	100N	9590N/4534E	110/-45	38-45 68-75	7 7	2.02 1.69
DH-141	100N	9605N/5502E	110/-55	73-77 118-122	4 4	3.57 1.18
DH-142	100N	9605N/5502E	110/-70	87-91 120-124 151-155	4 4 4	1.47 1.89 2.15

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres. The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

* Visible Gold observed.